Exhibit 99.33
CONSENT OF J. VOORHEES
     I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Goldcorp Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:
1.	The technical report dated November 11, 2003 entitled “Marlin Project Technical Report” (the “Marlin Report”); and

2.	The annual information form of the Company dated March 25, 2008, which includes reference to my name in connection with information relating to the Marlin Report and the properties described therein.
Date: March 28, 2008

/s/ James S. Voorhees
Name:	James S. Voorhees
Title: